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                             May 18, 2023

       Justin De Four
       Chief Executive Officer
       Blue Heaven Coffee, Inc.
       304 South Jones Boulevard
       Unit 8925
       Las Vegas, NV 89107

                                                        Re: Blue Heaven Coffee,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 11, 2023
                                                            File No. 024-12248

       Dear Justin De Four:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Eric Newlan